UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Monster Worldwide, Inc.

(Name of Subject Company)

Monster Worldwide, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

611742107

(CUSIP Number of Class of Securities)

Michael C. Miller, Esq.

Executive Vice President, General Counsel & Secretary

Monster Worldwide, Inc.

133 Boston Post Road, Building 15

Weston, Massachusetts 02493

(978) 461-8000

With copies to:

Martin Nussbaum, Esq. Dechert LLP 1095 Avenue of the Americas New York, New York 10036 (212) 698-3596	Derek Winokur, Esq. Dechert LLP 1095 Avenue of the Americas New York, New York 10036 (212) 698-3860

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on September 6, 2016 (together with the Exhibits or Annexes thereto, and as amended or supplemented from time to time, the “Schedule 14D-9”) by Monster Worldwide, Inc., a Delaware corporation (“Monster”). The Schedule 14D-9 relates to the tender offer by Merlin Global Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Randstad North America, Inc., a Delaware corporation (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the Exhibits or Annexes thereto, and as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the SEC on September 6, 2016, pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Monster (the “Shares”) at a purchase price of $3.40 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 6, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal which, together with any amendments or supplements thereto, collectively constitute the “Offer.”

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

ITEM 8.	ADDITIONAL INFORMTAION

Item 8 of the Schedule 14D-9 under the heading “Certain Litigation” is hereby amended and supplemented by replacing the sentence “To the knowledge of the Company, as of September 2, 2016, there is no pending litigation against the Company, Parent or Purchaser in connection with the Offer or the Merger.” in such section with the following:

“On September 9, 2016, a putative class-action lawsuit challenging the disclosures made in the Schedule 14D-9 was filed against the Company and the seven members of the Board. The action, which was filed in the United States District Court for the District of Massachusetts, is captioned Litwin v. Monster Worldwide, Inc., et al., 16-cv-11844 (D. Mass) (the “Litwin action”). The complaint generally alleges that the Schedule 14D-9 contains material misstatements or omits to state material information that is necessary for the Schedule 14D-9 not to be misleading. Specifically, the complaint alleges that the Schedule 14D-9 (i) omits certain line items from the financial projections relied upon by Evercore in its financial analyses, (ii) omits certain inputs and assumptions underlying Evercore’s financial analyses, and (iii) omits or misstates information relating to the sales process leading to the Offer and the Merger. On September 12, 2016, an additional class-action lawsuit similar to the Litwin action was also filed in the United States District Court for the District of Massachusetts, captioned Dagut v. Monster Worldwide, Inc., et al., 16-cv-11852 (D. Mass.) (the “Dagut action”). The Dagut action is brought against the Company, the seven members of the Board, Randstad and Purchaser. Like the Litwin action, the Dagut action generally alleges material misstatements or omissions in the Schedule 14D-9. Specifically, the Dagut complaint alleges that the Schedule 14D-9 (i) omits certain line items from the financial projections relied upon by Evercore in its financial analyses, (ii) omits certain inputs and assumptions underlying Evercore’s financial analyses, (iii) omits information about potential conflicts of interests of Monster’s officers and directors, and (iv) omits information about potential conflicts of interest of Evercore. Counts I and II of both complaints are asserted against all defendants pursuant to Section 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 14d-9 promulgated under the Exchange Act, and Section 14(e) of the Exchange Act. Count III of the Litwin action is asserted against the members of the Board pursuant to Section 20(a) of the Exchange Act; Count III of the Dagut action also asserts a claim pursuant to Section 20(a) of the Exchange Act against the members of the Board and Randstad.

The plaintiffs in both the Litwin and Dagut actions seek, among other things, an injunction against the consummation of the Offer and the Merger or, in the alternative, rescinding them and awarding rescissory damages, as well as an award of costs and expenses (including a reasonable allowance for attorneys’ and experts’ fees and expenses). The defendants believe both complaints’ allegations lack merit and intend to vigorously defend against them.

Additional lawsuits may be filed against the Company, Randstad, Purchaser or any of their respective directors in connection with the Offer and the Merger. If additional similar complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

MONSTER WORLDWIDE, INC.

Dated: September 14, 2016	By:	/s/ Michael C. Miller
	Name:	Michael C. Miller
	Title:	Executive Vice President, General Counsel
and Secretary